FOR IMMEDIATE RELEASE

HIGH TIDE ANNOUNCES ELIMINATION OF SENIOR SECURED DEBT AND ADDITION TO ADVISORSHARES PURE CANNABIS ETF (NYSE: YOLO)

CALGARY, June 8, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FRA:2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that the Company's senior secured lender has converted substantially all of its debt into common shares of the Company (the "Common Shares"), removing one of the remaining obstacles for High Tide to finalize a credit facility with a Canadian bank on standard commercial terms. Over the last six months, High Tide has eliminated over $40 million of debt.

"With our recently closed $23.6 million equity offering, and total debt currently sitting at $31.6 million - of which only $3.8 million is due in the next twelve months - High Tide's financial strength has never been stronger. Having reported Adjusted EBITDA of $4.6 million for our latest quarter ended January 31, 2021, which did not include the contribution of two acquisitions we have subsequently closed, we feel we are a prime candidate to obtain traditional non-dilutive bank debt, and we are in late-stage discussions with a leading bank on that front," said Raj Grover, President and Chief Executive Officer of High Tide.

In addition, High Tide is pleased to announce that it has been added to the AdvisorShares Pure Cannabis ETF (NYSE: YOLO) ("YOLO"). Listed on New York Stock Exchange's Archipelago Exchange, YOLO was the first actively managed ETF with a dedicated cannabis investment mandate domiciled in the United States along side AdvisorShares' Pure US Cannabis ETF (NYSE: MSOS), a sister fund to YOLO, which focuses on US multi-state operators (MSO) and other domestic companies in the cannabis industry.

"Our inclusion in the AdvisorShares' ETF once again demonstrates the confidence that institutional investors have in High Tide's business plan and growth strategy, particularly with respect to the United States. Coupled with our track record of profitability and sustainable growth, this inclusion allows us to further broaden our visibility with North American investors. Getting included in this ETF within our first week of being listed on Nasdaq validates our belief that institutions and ETFs will continue to take positions in High Tide. We continue to relentlessly pursue value-add opportunities for shareholders. In just the first eight days of June, we announced the opening of three stores, listed our shares on Nasdaq, were added to another high-profile ETF, and eliminated our senior debt," added Mr. Grover.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBITDA,1 with 87 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smokecartel.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX:TLRY) (NYSE:TLRY) and Aurora Cannabis Inc. (TSX:ACB). (NYSE:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements regarding High Tide and its business include, but are not limited to, statements with respect to: High Tide being added to other ETFs in the future, and the Company's ability to increase shareholder liquidity and appeal to international and institutional investors. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting High Tide, including risks relating to the listing of High Tide's securities in the United States, a shutdown of the United States government, the Company not expanding globally, which could result in the Company not having a diversified business platform for growth, the Company not being well positioned to pursue additional opportunities for growth, or such opportunities no longer being available to High Tide, risks associated with the geographic markets in which High Tide operates, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the cannabis industry and the regulation thereof, the failure to comply with applicable laws, the failure to obtain regulatory approvals, economic factors, market conditions, the equity and debt markets generally, risks associated with growth and competition, general economic and stock market conditions, risks and uncertainties detailed from time to time in High Tide's filings with the TSXV and Canadian Securities Administrators, the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks and many other factors beyond the control of High Tide. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

1Adjusted EBITDA is a non-IFRS financial measure.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

CONTACT INFORMATION:

Media Inquiries

Omar Khan

Senior Vice President, Corporate and Public Affairs

omar@hightideinc.com

Investor Inquiries

Vahan Ajamian

Capital Markets Advisor

vahan@hightideinc.com